UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014, Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014, Amendment No. 8 to the Schedule 14D-9 filed on May 5, 2014, Amendment No. 9 to the Schedule 14D-9 filed on May 23, 2014 and Amendment No. 10 to the Schedule 14D-9 filed on May 27, 2014  (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 11 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 4 of the Schedule 14D-9 is hereby supplemented by the following:

On June 23, Augusta issued a press release announcing that it has entered into a definitive support agreement (the “Support Agreement”) with HudBay pursuant to which HudBay has agreed to increase the consideration that will be received by Augusta shareholders under HudBay’s offer to purchase all of the issued and outstanding Common Shares of Augusta not already owned by HudBay (the “Revised Offer”) for total equity value of C$555 million or C$3.56 per share.  Under the Revised Offer, Augusta’s shareholders will receive, in addition to 0.315 of a HudBay common share as provided in HudBay’s initial offer, 0.17 of a warrant to acquire a common share of HudBay for each Augusta Common Share.  Based on HudBay’s closing share price on the TSX on June 20, 2014, the Revised Offer represents consideration of approximately C$3.56 per Augusta Common Share, consisting of C$3.24 of share consideration and C$0.32 of warrant consideration, representing a 10% premium to HudBay’s initial offer of 0.315 of a HudBay common share for each Augusta Common Share and a 42% premium to Augusta’s closing share price on the TSX on February 7, 2014 prior to HudBay’s initial offer.

HudBay’s offer will be formally amended through a Notice of Variation and Extension, and the Board of Directors of Augusta will issue an amended Directors’ Circular and an amendment to the Schedule 14D-9, setting forth its recommendation with respect to the Revised Offer, each of which is expected to be mailed to the shareholders of Augusta no later than July 7, 2014. The press release is filed as Exhibit (a)(25) hereto and is incorporated by reference herein. The Support Agreement is filed as Exhibit (a)(26) hereto.

Item 7. Purposes of the Transaction and Plans or Proposals

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 7 of the Schedule 14D-9 is hereby supplemented by the following:

On June 23, Augusta issued a press release announcing that it has entered into a definitive support agreement (the “Support Agreement”) with HudBay pursuant to which HudBay has agreed to increase the consideration that will be received by Augusta shareholders under HudBay’s offer to purchase all of the issued and outstanding Common Shares of Augusta not already owned by HudBay (the “Revised Offer”) for total equity value of C$555 million or C$3.56 per share.  Under the Revised Offer, Augusta’s shareholders will receive, in addition to 0.315 of a HudBay common share as provided in HudBay’s initial offer, 0.17 of a warrant to acquire a common share of HudBay for each Augusta Common Share.  Based on HudBay’s closing share price on the TSX on June 20, 2014, the Revised Offer represents consideration of approximately C$3.56 per Augusta Common Share, consisting of C$3.24 of share consideration and C$0.32 of warrant consideration, representing a 10% premium to HudBay’s initial offer of 0.315 of a HudBay common share for each Augusta Common Share and a 42% premium to Augusta’s closing share price on the TSX on February 7, 2014 prior to HudBay’s initial offer.

HudBay’s offer will be formally amended through a Notice of Variation and Extension, and the Board of Directors of Augusta will issue an amended Directors' Circular and an amendment to the Schedule 14D-9, setting forth its recommendation with respect to the Revised Offer, each of which is expected to be mailed to the shareholders of Augusta no later than July 7, 2014. The press release is filed as Exhibit (a)(25) hereto and is incorporated by reference herein. The Support Agreement is filed as Exhibit (a)(26) hereto.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(25)	News Release, dated June 23, 2014 of Augusta Resource Corporation
(a)(26)	Support Agreement between HudBay Minerals Inc. and Augusta Resource Corporation, dated June 23, 2014

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: June 23, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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